UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the period March 17, 2008 to March 18, 2008

Commission File Number: 000-30514

ARC ENERGY TRUST

(Exact name of registrant as specified in its charter)

2100, 440 2nd Avenue S.W., Calgary, Alberta  T2P 5E9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐                                          Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                          No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-

Explanatory Note:

ARC Energy Trust is amending its 6-K filed on March 17, 2008 to correct an error in the news release entitled “ARC Energy Trust Confirms April 15, 2008 Cash Distribution Amount”.  3rd — 4th line in the first paragraph is amended as follows:

Before amendment:

‘unitholders of record on March 27, 2008, will be $0.20 per trust unit.  The ex-distribution date is March 31, 2008’.

After amendment:

‘unitholders of record on March 31, 2008, will be $0.20 per trust unit.  The ex-distribution date is March 27, 2008’.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:	March 18, 2008	ARC Energy Trust
by ARC Resources Ltd.
(Registrant)

		By:	signed: “David P. Carey”
David P. Carey
Senior Vice-President, Capital Markets

INDEX TO EXHIBITS

EXHIBIT NUMBER	TITLE
99.1	News release dated March 18, 2008